UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60302/July 14, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13527

In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING BY DEFAULT
PAIVIS CORP.,	:	REGISTRATIONS OF
PEABODYS COFFEE, INC.,	:	PAIVIS CORP.,
PENGE CORP.,	:	PEABODYS COFFEE, INC.,
PETROL INDUSTRIES, INC.	:	PENGE CORP.,
(n/k/a CADDO INTERNATIONAL, INC.),	:	PHANTOM ENTERTAINMENT, INC.,
PHANTOM ENTERTAINMENT, INC.,	:	PHOENIX MEDICAL
PHOENIX MEDICAL TECHNOLOGY, INC.,	:	TECHNOLOGY, INC.,
PHOENIX METALS USA II, INC.,	:	PHOENIX METALS USA II, INC.,
PHYMED, INC.,	:	PHYMED, INC.,
PICO PRODUCTS, INC., and	:	PICO PRODUCTS, INC., and
PIEMONTE FOODS, INC.	:	PIEMONTE FOODS, INC.

SUMMARY

This Order revokes the registrations of the registered securities of Respondents Paivis Corp., Peabodys Coffee, Inc., Penge Corp., Petrol Industries, Inc. (n/k/a Caddo International, Inc.), Phantom Entertainment, Inc., Phoenix Medical Technology, Inc., Phoenix Metals USA II, Inc., Phymed, Inc., Pico Products, Inc., and Piemonte Foods, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 24, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was

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[1] The proceeding remains pending as to Petrol Industries, Inc., (n/k/a Caddo International, Inc.), which timely filed an Answer to the Order Instituting Proceedings.

served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 29, 2009.[2] To date, none has filed an Answer to the OIP, due ten days after service. <u>See</u> OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. <u>See</u> OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Paivis Corp. (CIK No. 1076607)[3] is a defaulted Nevada corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2007, which reported a net loss of over $1.55 million for the prior nine months. As of June 16, 2009, the company's stock (symbol "PAVC") was quoted on the Pink Sheets of the Pink OTC Markets, Inc. (Pink Sheets), had sixteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Peabodys Coffee, Inc., (CIK No. 1046998) is a defaulted Nevada corporation located in Roseville, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended December 31, 2004, which reported a net loss of $410,342 for the prior nine months. As of June 16, 2009, the company's stock (symbol "PBDY") was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Penge Corp. (CIK No. 1222557) is a void Delaware corporation located in Midland, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of over $1.59 million for the prior nine months. As of June 16, 2009, the company's stock (symbol "PNGC") was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[2] Each was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." <u>See</u> 17 C.F.R. § 228.10(a)(1); <u>see generally</u> 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

Phantom Entertainment, Inc., (CIK No. 1145019) is a Delaware corporation located in Port Chester, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of over $72 million since the company's December 9, 2002, inception. As of June 16, 2009, the company's stock (symbol "PHEI") was quoted on the Pink Sheets, had fourteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Phoenix Medical Technology, Inc., (CIK No. 745167) is a void Delaware corporation located in Andrews, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 2, 2000, which reported a net loss of $261,249 for the prior six months. On August 21, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of South Carolina, which was converted to Chapter 7, and the case was terminated on September 15, 2008. As of June 16, 2009, the company's stock (symbol "PHXT") was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Phoenix Metals USA II, Inc., (CIK No. 1104816) is a defaulted Nevada corporation located in Carson City, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2001, which reported a net loss of over $7.1 million since the company's July 1, 1993 inception. On May 22, 2006, the company filed a Form 15 to voluntarily deregister its securities, but the form was invalid on its face because it was not properly signed.

Phymed, Inc., (CIK No. 353904) is a suspended Oklahoma corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB/A for the period ended December 31, 1999, which reported a net loss of $972,606 for the prior twelve months. As of June 16, 2009, the company's stock (symbol "PYMD") was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pico Products, Inc., (CIK No. 352994) is an inactive New York corporation located in Lakeview Terrace, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 1999, which reported a net loss of over $1.24 million for the prior nine months. As of June 16, 2009, the company's stock (symbol "PPIP") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Piemonte Foods, Inc. (CIK No. 813765) is a forfeited South Carolina corporation located in Greenville, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 27,

1999, which reported a net loss of over $3.39 million for the prior nine months. As of June 16, 2009, the company's stock (symbol "PIFI") was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Paivis Corp. is REVOKED;

the REGISTRATION of the registered securities of Peabodys Coffee, Inc., is REVOKED;

the REGISTRATION of the registered securities of Penge Corp. is REVOKED;

the REGISTRATION of the registered securities of Phantom Entertainment, Inc., is REVOKED;

the REGISTRATION of the registered securities of Phoenix Medical Technology, Inc., is REVOKED;

the REGISTRATION of the registered securities of Phoenix Metals USA II, Inc., is REVOKED;

the REGISTRATION of the registered securities of Phymed, Inc., is REVOKED;

the REGISTRATION of the registered securities of Pico Products, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Piemonte Foods, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge